UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Shake Shack Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
819047 101
(CUSIP Number)
Karen Kochevar
c/o Shake Shack Inc.
24 Union Square East
5th Floor
New York, NY 10003
(646) 747-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 17, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Karen Kochevar
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
241,621
	8	Shared Voting Power
0
	9	Sole Dispositive Power
241,621
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
241,621
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
0.7% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of November 18, 2015
14	Type of Reporting Person
IN

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 819047 101                Schedule 13D/A

Preliminary Note
This Amendment No. 3, dated November 19, 2015 (this "Amendment No. 3"), supplements and amends the Schedule 13D filed on February 17, 2015 (as amended and supplemented to date, the "Schedule 13D") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof.
On November 12, 2015, a Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Issuer’s A-Common was declared effective by the Securities and Exchange Commission (the “SEC”). The Registration Statement relates to the offer and sale from time to time by the Issuer’s selling stockholders up to an aggregate of 26,160,694 shares of A-Common. As set forth in Item 2 and Item 6, prior to the sale by a selling stockholder of A-Common, a selling stockholder in possession of B-Common must first redeem with SSE Holdings an equivalent number of LLC Interests held by it and surrender with the Issuer an equivalent number of shares of B-Common.

Pursuant to the Registration Statement, on November 12, 2015 the Reporting Person redeemed 200,000 LLC Interests and surrendered 200,000 shares of B-Common in exchange for 200,000 shares of A-Common.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated herein by reference. Subsequent to the aforementioned redemption, the Reporting Person executed the transactions set forth in Item 5(c).

Except as set forth in Item 4 of the Schedule 13D, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs of (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 819047 101                Schedule 13D/A

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

As of the date hereof, the Reporting Person beneficially owns the number and percentage of shares of Common Stock issued and outstanding listed opposite its name, assuming the full redemption of LLC Interests in exchange for A-Common and a corresponding reduction in the number of B-Common.

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Karen Kochevar	241,621	1.4%	241,621	—	241,621	—

(1)	Based on 16,770,755 shares of A-Common issued and outstanding as of November 18, 2015.

(c)	The following table sets forth all transactions with respect to shares of A-Common effected during the past 60 days by the Reporting Person.

Reporting Person	Date of Transaction	Number of Shares Disposed	Price per Share
Karen Kochevar	11/17/2015	26,000	$42.6154(1)(3)
Karen Kochevar	11/17/2015	4,000	$43.0356(2)(3)
Total		30,000

(1)	This transaction was executed in multiple trades at prices ranging from $42.0000 to $43.0000. The price reported above reflects the weighted average sale price.

(2)	This transaction was executed in multiple trades at prices ranging from $43.0100 to $43.1600. The price reported above reflects the weighted average sale price.

(3)
The reporting person hereby undertakes to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

(d)	None.

(e)	Not applicable.

CUSIP No. 819047 101                Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2015	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Karen Kochevar

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